SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 26 November 2010

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

November 26, 2010

Proposal regarding BT's holding in Tech Mahindra

BT notes the announcement by Mahindra & Mahindra Ltd. (M&M) on proposals for M&M to acquire up to 5.5 per cent. of the equity shares of Tech Mahindra Ltd. (Tech Mahindra) from BT, subject to certain conditions. BT currently has a 29.9 per cent. shareholding in Tech Mahindra. Tech Mahindra will continue to be a key strategic supplier of BT and while further sales may be considered in the future, BT expects to continue to have a shareholding in Tech Mahindra for some time.

-Ends-

Note to Editors
BT and M&M established the joint venture that became Tech Mahindra in 1986. Since that time, the business has grown to over $1bn of annual revenues, listing successfully on the Bombay Stock Exchange and the National Stock Exchange of India in 2006.

Since formation of the joint venture, BT's partnership with Tech Mahindra has grown and strengthened. Tech Mahindra has been a key partner and supplier to BT during that time and has helped BT to deliver world-class service to our customers and efficiency across our business.

The gross assets of Tech Mahindra as of 31 March 2010 were £819m.

For further information
Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News

About BT

BT is one of the world's leading providers of communications solutions and services operating in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2010, BT Group's revenue was £20,911 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 26 November 2010